March 30, 2020

Michael Shenher
Chairman, Chief Executive Officer, and Director
Hemp Technology, Inc.
3000, 421   7th Avenue SW
Calgary, Alberta, Canada

       Re: Hemp Technology, Inc.
           Registration Statement on Form 10-12G
           Filed January 2, 2020
           File No. 000-56135

Dear Mr. Shenher:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:    T.J. Jesky, Esq.